UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the six month period ended June 30, 2025

Howloo, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12359

Delaware	81-2161226
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)

4206 Okeechobee Rd Fort Pierce, FL. 34947	941-237-0287
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to Howloo, Inc.

Forward-Looking Statements

This report may contain forward-looking statements and information relating to, among other things, our business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2024 (the “2024 Interim Period”), and the six-month period ended June 30, 2025 (the “2025 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

Our predecessor-in-interest, Howloo LLC, was formed as a Delaware limited liability on April 8, 2016, and converted into Howloo, Inc., a Delaware corporation, on January 1, 2023. Our headquarters are in Fort Pierce, Florida.

Results of Operation

Revenues

For the 2025 Interim Period we had revenues of $8,268,287, compared to $6,796,940 for the 2024 Interim Period.  The increase in revenues during the 2025 Interim Period is primarily as a result of the launch of our subscription service, wholesale portal and our relocation to a larger facility that has increased our manufacturing capacity.

Cost of Goods Sold

For the 2025 Interim Period our cost of goods sold was $3,864,213, compared to $2,363,629 for the 2024 Interim Period, which increase is primarily as a result of our increase in sales.

Gross Profit

For the 2025 Interim Period we had a gross profit of $4,764,074, compared to gross profit of $4,433,311 for the 2024 Interim Period.

Operating Expenses

For the 2025 Interim Period, our total operating expenses were $5,913,402, consisting of $4,369,488 for sales and marketing expenses, and $1,543,914 for general and administrative expenses. For the 2024 Interim Period, our total operating expenses were $4,602,33, consisting of $2,984,200 for sales and marketing expenses, and $1,618,133 for general and administrative expenses.

Net Operating (Loss)Income

For the 2025 Interim Period we had a net loss of $1,207,858, compared to a net loss of $184,836 for the 2024 Interim Period.

Liquidity and Capital Resources

As of June 30, 2025, we had cash in the amount of $1,429,001, as compared to $2,750,554 as of December 31, 2024.

As of May 31, 2024, and excluding any future proceeds raised in our current Regulation CF offering, we had sufficient operating capital to fund our operations through June 2026.

We will incur significant additional costs in operating our business, including, but not limited to, in production, marketing, sales and customer service, and intend to continue to fund our operations, in part, through funds received from our pending Regulation CF Offering. We may also engage in additional debt and/or equity financings as determined to be necessary.

Debt

In May 2020, we entered into an SBA Loan in the original principal amount of $131,900 that accrues interest at a rate of 3.75%, and matures in May 2050. We are required to make monthly payments of $644. As of June 30, 2025, $112,543 was outstanding under the SBA loan.

Plan of Operations

In 2025, we plan to expand our product portfolio with the launch of new ready-to-drink canned coffee flavors, and specialty roasted blends. We are also focused on accelerating retail distribution across the U.S. and Canada, building on our growing brand awareness and strong direct-to-consumer foundation. These initiatives are aimed at scaling revenue, diversifying sales channels, and reinforcing Blackout Coffee’s position as a premium, American-made coffee brand.

ITEM 2.  OTHER INFORMATION

Nothing to disclose.

ITEM 3.  FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

ITEM 4. EXHIBITS

1	Posting Agreement with StartEngine Crowdfunding (1)

2.1	Certificate of Incorporation (2)

2.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)

2.3	Bylaws (4)

4	Form of Subscription Agreement (5)

5	Stockholder Agreement (6)

8	Escrow Services Agreement (7)

(1)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex1.htm.

(2)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-1.htm.
(3)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-2.htm.
(4)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-3.htm.
(5)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex4.htm.
(6)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex5.htm.
(7)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex8.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Pierce, State of Florida, on September 25, 2025.

HOWLOO, INC.

By	/s/ John Santos
	Title:	Chief Executive Officer, Principal Executive Officer and Director

	Dated:	September 25, 2025

By	/s/ Rachael A. Santos
	Title:	Principal Financial Officer, Principal Accounting Officer and Director

	Dated:	September 25, 2025

HOWLOO, INC. DBA BLACKOUT COFFEE CO.

Unaudited Financial Statements

for the six-months ending June 30, 2025

(Expressed in United States Dollars)

Index to Financial Statements

Page

FINANCIAL STATEMENTS:

Howloo Inc. DBA Blackout Coffee Co.

Balance Sheets

	June 30,	December 31,
	2025	2024
ASSETS	(Unaudited)
Current assets:
Cash and cash equivalents	$1,429,001	$2,750,554
Accounts receivable, net	83,912	96,017
Inventory	2,019,879	1,463,317
Prepaids and other current assets	24,233	709,402
Total current assets	3,557,025	5,019,290
Property and equipment, net	875,066	977,348
Intangible assets, net	2,778	2,945
Right of use assets	2,009,185	2,278,248
Total assets	$6,444,054	$8,277,831

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$50,000	$314,627
Credit card	290,646	212,346
Current portion of long-term debt	17,600	17,600
Right of use liability, current portion	413,582	344,797
Other current liabilities	237,387	290,466
Total current liabilities	1,009,215	1,179,836
Other long-term liabilities
Right of use liability	1,766,279	1,986,591
Long-term debt less current maturities	112,543	98,559
Total liabilities	2,888,037	3,264,986

Stockholders' equity:
Common stock, $0.0001 par value, 19,300,000 shares authorized, 17,103,388
shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	1,710	1,710
Additional paid-in capital	4,028,353	4,277,323
Retained earnings	(474,046)	733,812
Total stockholders' equity	3,556,017	5,012,845
Total liabilities and stockholders' equity	$6,444,054	$8,277,831

See the accompanying notes to the consolidated financial statements

Howloo Inc. DBA Blackout Coffee Co.

Statements of Operations

	Six Months Ended
	June 30,
	2025	2024
Net revenues	$8,628,287	$6,796,940
Cost of goods sold	3,864,213	2,363,629
Gross profit	4,764,074	4,433,311

Operating expenses:
General and administrative	1,543,914	1,618,133
Sales and marketing	4,369,488	2,984,200
Total operating expenses	5,913,402	4,602,333

Income from operations	(1,149,328)	(169,022)

Other income (expense):
Interest expense	(19,772)	(36,469)
Other income (loss)	(38,758)	20,655
Income (loss) before provision for income taxes	(58,530)	(15,814)

Provision/(benefit) for income taxes	-	-
Net loss	(1,207,858)	(184,836)

Weighted average number of common shares outstanding - basic and diluted	17,103,388	16,861,854
Net loss per common share - basic and diluted	$(0.07)	$(0.01)

See the accompanying notes to the consolidated financial statements

Howloo Inc. DBA Blackout Coffee Co.

Statements of Changes in Stockholders’ Equity

			Additional		Total
	Common Stock		Paid-in	Retained	Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2023	16,861,854	$1,686	$2,529,229	$32,397	$2,563,312
Issuance of common stock	271,575	27	1,271,081	-	1,271,108
Net loss	-	-	-	(184,836)	(184,836)
Balance at June 30, 2024	17,133,429	$1,713	$3,800,310	$(152,439)	$3,649,584

Balance at December 31, 2024	17,103,388	$1,710	$4,277,323	$733,812	$5,012,845
Subscription receivable	-	-	(248,970)	-	(248,970)
Net loss	-	-	-	(1,207,858)	(1,207,858)
Balance at June 30, 2025	17,103,388	$1,710	$4,028,353	$(474,046)	$3,556,017

See the accompanying notes to the consolidated financial statements

Howloo Inc. DBA Blackout Coffee Co.

Statements of Cash Flows

	Six Months Ended
	June 30,
	2025	2024
Cash Flows From Operating Activities
Net income	$(1,207,858)	$(184,836)
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of Intangibles	167	-
Depreciation and amortization	88,496	64,753
Non-cash interest expense	17,612	-
Amortization of ROU assets	117,536	110,314
Loss on disposal of property and equipment	58,634	-
Changes in operating assets and liabilities:
Acccounts receivable, net	12,105
Inventory	(556,562)	136,009
Prepaids and other current assets	436,199	(408,526)
Accounts payable	(264,627)	(63,784)
Credit card	78,300	60,501
Other current liabilities	(53,079)	2,508
Net cash used in operating activities	(1,273,078)	(283,061)

Cash Flows From Investing Activities
Purchase of property and equipment	(44,848)	(110,802)
Net cash used in investing activities	(44,848)	(110,802)

Cash Flows From Financing Activities
Repayments of debt	(3,628)	(11,741)
Issuance of common stock	-	1,271,108
Right-of-use lease, operating lease	-	(110,314)
Net cash provided by (used in) financing activities	(3,628)	1,149,053
Net Change In Cash	(1,321,553)	755,190
Cash at beginning of period	2,750,554	2,149,126
Cash at end of period	$1,429,001	$2,904,316

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest	$2,160	$5,479
Cash paid during the year for income taxes	$-	$-

See the accompanying notes to the consolidated financial statements

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended to June 30, 2025

1.	nature of operations

Howloo Inc. DBA Blackout Coffee Co. was formed on April 8, 2016, in the state of Delaware as Howloo LLC. and subsequently incorporated in the same state on January 1, 2023. The financial statements of Howloo Inc. DBA Blackout Coffee Co. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Fort Pierce, Florida.

Howloo Inc. DBA Blackout Coffee Co. prides itself as an American, family owned and operated coffee roasting company that delivers right to your doorstep small batches of freshly roasted coffee. Howloo Inc. DBA Blackout Coffee Co. doesn’t just have a passion for making coffee with an exciting but unique taste; they are also proud of what they do and want you to have an amazing cup of coffee knowing that all of their coffee beans are responsibly sourced.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended to June 30, 2025

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 30, 2025 and December 31, 2024 the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Equipment – 5-10 years

Vehicles – 5 years

Leasehold improvements – Shorter of estimated useful life or remaining lease term

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended to June 30, 2025

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and are amortized over the period of fifteen years.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1)	Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended to June 30, 2025

2)	Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)	Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of manufactured products (coffee, tea and cocoa) and merchandise online and via wholesale.

Cost of sales

Costs of goods sold include the cost of raw material as well as other directly attributable expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $7,085,843 and $2,405,188 which is included in sales and marketing expenses.

Income Taxes

The Company is taxed as a C Corporation effective January 1, 2023. Under this structure, the Company is subject to federal and applicable state corporate income taxes on its taxable income. The Company has filed all required tax returns from inception through December 31, 2024 and is not yet subject to examination by the Internal Revenue Service or state regulatory agencies.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 09, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended to June 30, 2025

3.	INVENTORY

Inventory consists of the following items:

As of	June 30, 2025	December 31, 2024
Packaging	$348,005	$252,115
Merchandise	277,752	201,220
Raw Material	765,170	554,334
Finished products	628,952	455,649
Total Inventory	$2,019,880	$1,463,317

4.	DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Prepaid and other current assets consist of the following items:

As of	June 30, 2025	December 31, 2024
Prepaid Expense	$18,033	$39,258
Deposits	6,200	6,200
Deposits on future purchases	-	358,264
Escrow receivable	-	305,680
Total Prepaids and Other Current Assets	$24,233	$709,402

Other current liabilities consist of the following items:

As of	June 30, 2025	December 31, 2024
Tax Payable	$70,809	$65,743
Accrued expenses	4,478	23,448
Gift card	110,175	110,749
Income Tax Payable	51,926	90,526
Total Other Current Liabilities	$237,388	$290,466

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended to June 30, 2025

5.	PROPERTY AND EQUIPMENT

As of June 30, 2025, and December 31, 2024, property and equipment consist of:

As of	June 30, 2025	December 31, 2024
Equipment	$1,196,543	$1,187,360
Vehicles	195,411	195,411
Leasehold Improvements	78,412	121,327
Property and Equipment, at Cost	1,470,366	1,504,098
Accumulated Depreciation	(595,300)	(526,750)
Property and Equipment, net	$875,066	$977,348

Depreciation expenses for the periods ended June 30, 2025, and June 30, 2024, were in the amount of $88,496 and $64,587, respectively.

6.	INTANGIBLE ASSETS

As of June 30, 2025, and December 31, 2024, intangible assets consist of:

As of	June 30, 2025	December 31, 2024
Website	$5,000	$5,000
Intangible Assets, at Cost	5,000	5,000
Accumulated amortization	(2,222)	(2,055)
Intangible Assets, Net	$2,778	$2,945

Amortization expense for the period ended June 30, 2025, and June 30, 2024, were in the amount of $167 and $167 respectively.

7.	stockholders’ EQUITY

The ownership percentages of the stockholders are as follows:

As of	June 30, 2025	December 31, 2024
John Santos	38%	38%
Rachael Santos	38%	38%
Jared James Yanis	9%	9%
Regulation CF Investors	15%	15%
Total	100%	100%

Prior to January 1, 2023, the Company operated as a limited liability company and ownership interests were expressed as percentage ownership rather than units. Effective January 1, 2023, the Company converted from a limited liability company to a C-corporation. In connection with this conversion, the owners received an aggregate of 14,352,000 shares of the Company’s common stock.

In 2023, the Company has raised $2,946,575 through issuance of its common stock pursuant to an offering under Regulation Crowdfunding, where 2,509,854 shares were issued at $1.174 per share.

For the year ended December 31, 2023, there was $159,388 of funds held in escrow, related to these issuances. Direct offering costs related to its financing activities totaled $415,659 for the fiscal year ended December 31, 2023.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended to June 30, 2025

In 2024, the Company has raised $1,748,118 through the issuance of its common stock pursuant to an offering under Regulation A, where 241,534 shares were issued.

For the year ended December 31, 2024, there was $305,680 of funds held in escrow, related to these issuances. Direct offering costs related to its financing activities totaled $366,259 for the fiscal year ended December 31, 2024.

As of both June 30, 2025, and December 31, 2024, 17,103,388 shares of Common Stock have been issued and were outstanding, respectively.

8.	DEBT

During the years presented, the Company entered into loans agreements. The details of the Company’s loans and the terms are as follows:

	Maturity year	Effective interest rate	June 30, 2025	December 31, 2024

SBA Loan	2050	3.75%	$112,543	$116,159
			130,143	116,159
Total notes payable, net			130,143	116,159
Less: Current portion, net			(17,600)	(17,600)
Notes payable, net			$112,543	$98,559

As of June 30, 2025, the aggregate maturities of long-term borrowings are as follows:

Period ending December 31,
2025	$17,600
2026	19,085
2027	20,091
2028	21,165
2029	22,310
Thereafter	29,892
Total maturities of long-term borrowings	130,143
Less: Current portion of lonag-term borrowings	(17,600)
Long-term borrowings	$112,543

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Six Months Ended to June 30, 2025

9.	Commitments and Contingencies

Operating leases

On May 5, 2023 the Company entered into a lease agreement with Renaissance Business Park, LLC, for business premises located in St Lucie County, Florida. Rent commencement shall be November 1, 2023 and the lease is in effect until October 31, 2029. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

On December 12, 2024 the Company entered into a lease agreement with Renaissance Business Park, LLC, for additional business premises located at Unit 26A, 4100 Okeechobee Road, Unit 1, Fort Pierce, Florida. Rent commencement shall be January 1, 2025 and the lease is in effect until January 1, 2030. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

The following is the summary of operating lease assets and liabilities:

June 30,
2025
Operating Leases
Right-of-use assets	$2,009,185

Short-term lease liabilities	413,582
Long-term lease liabilities	1,766,279
Total lease liabilities	$2,179,861

Weighted Average Remaining Lease Term	4.24
Weighted Average Discount Rate	8.72%

The following is the summary of future minimum payments:

Period ending
2026	$577,458
2027	604,414
2028	615,926
Thereafter	795,036
Total lease payments	2,592,834
Less: Imputed interest	(412,973)
Total	$2,179,861

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of June 30, 2025, and December 31, 2024.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2025, through September 23, 2025, which is the issuance date of these financial statements.